                                                             Exhibit No. EX-99.6

(6)  These shares are held  directly by the  Irrevocable  Deed of Trust of James
     Kim for Alexandra Kim Panichello,  of which the Co-Trustees are John T. Kim and Susan Y. Kim, and are held indirectly by Susan Y. Kim as Co-Trustee and immediate family member of, and sharing the same household with,  Alexandra
     Kim Panichello, the beneficiary of this trust.